FORM C		OMB APPROVAL
FORM C/A	**UNITED STATES** **SECURITIES AND EXCHANGE COMMISSION** **Washington, D.C. 20549**	**OMB Number: ####-####** **Estimated average burden hours per response: ##.#**

Form C: Filer Information

Filer CIK:	0001805177
Filer CCC:	kh@zwtd7
File Number:	
Is this a LIVE or TEST Filing?	◉ LIVE ○ TEST
Is this an electronic copy of an official filing submitted in paper format in connection with a hardship exemption?	☐
Would you like a Return Copy?	☐

Submission Contact Information

Name:	**Tony Larson**
Phone Number:	
Contact E-Mail Address:	
Notify via Filing Website only?	☐

Form C: Issuer Information

Issuer Information

Name of Issuer:	Sand Hollow Vacation Rentals
Check box if Amendment is material and investors will have five business days to reconfirm	☐
Describe the Nature of the Amendment:	

Legal Status of Issuer:

Form:	Limited Liability Company
Jurisdiction of Incorporation/Organization:	UTAH
Date of Incorporation/Organization:	March 10 2017

Physical Address of Issuer:

Address 1:	2572 west 280 north
Address 2:	
City:	Hurricane
State/Country:	Utah
Mailing Zip/Postal Code:	84737
Website of Issuer:	Sandhollow.rentals

Intermediary through which the Offering will be Conducted:

CIK:	
Company Name:	Jumpstart securities
Commission File Number:	

Form C: Offering Information

Offering Information

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for	Intermediary compensation is 6.5% of total closed.

conducting the offering, including the amount of referral and any other fees associated with the offering:

Any other financial interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

None

Type of Security Offered:

Other

Specify:

LLC Units

Target Number of Securities to be Offered:

1070000

Price:

1.00000

Price (or Method for Determining Price):

Price 1.00

Target Offering Amount:

250,000

Maximum Offering Amount (if different from Target Offering Amount):

1070000.00

Oversubscriptions Accepted:

◉ Yes ◯ No

If yes, disclose how oversubscriptions will be allocated:

First-come, first-served basis

Deadline to reach the Target Offering Amount:

12-31-2020

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Form C: Annual Report Disclosure Requirements

Annual Report Disclosure Requirements

Current Number of Employees:

2

Total Assets Most Recent Fiscal Year-

1,100,904

end:

Total Assets Prior Fiscal Year-end:

0.00

Cash and Cash Equivalents Most Recent Fiscal Year-end:

18,979.24

Cash and Cash Equivalents Prior Fiscal Year-end:

0.00

Accounts Receivable Most Recent Fiscal Year-end:

297,259.07

Accounts Receivable Prior Fiscal Year-end:

0.00

Short-term Debt Most Recent Fiscal Year-end:

28,559

Short-term Debt Prior Fiscal Year-end:

0.00

Long-term Debt Most Recent Fiscal Year-end:

567,257.54

Long-term Debt Prior Fiscal Year-end:

0.00

Revenue/Sales Most Recent Fiscal Year-end:

1,390,927

Revenue/Sales Prior Fiscal Year-end:

0.00

Cost of Goods Sold Most Recent Fiscal Year-end:

442,459

Cost of Goods Sold Prior Fiscal Year-end:

0.00

Taxes Paid Most Recent Fiscal Year-end:

Taxes Paid Prior Fiscal Year-end:

108,240

Net Income Most Recent Fiscal Year-end:

22,110

Net Income Prior Fiscal Year-end:	0.00
Using the list below, select the jurisdictions in which the issuer intends to offer the securities:	ALABAMA
Using the list below, select the jurisdictions in which the issuer intends to offer the securities:	ALASKA
Using the list below, select the jurisdictions in which the issuer intends to offer the securities:	ARIZONA
Using the list below, select the jurisdictions in which the issuer intends to offer the securities:	ARKANSAS
Using the list below, select the jurisdictions in which the issuer intends to offer the securities:	CALIFORNIA
Using the list below, select the jurisdictions in which the issuer intends to offer the securities:	COLORADO
Using the list below, select the jurisdictions in which the issuer intends to offer the securities:	CONNECTICUT
Using the list below, select the jurisdictions in which the issuer intends to offer the securities:	DELAWARE
Using the list below, select the jurisdictions in which the issuer intends to offer the securities:	DISTRICT OF COLUMBIA
Using the list below, select the jurisdictions in which the issuer intends to offer the securities:	FLORIDA
Using the list below, select the jurisdictions in which the issuer intends to offer the securities:	GEORGIA
Using the list below, select the jurisdictions in which the issuer intends to offer the securities:	HAWAII
Using the list below, select the jurisdictions in which the issuer intends to offer the securities:	IDAHO
Using the list below, select the	

jurisdictions in which the issuer intends to offer the securities:	ILLINOIS
Using the list below, select the jurisdictions in which the issuer intends to offer the securities:	INDIANA
Using the list below, select the jurisdictions in which the issuer intends to offer the securities:	IOWA
Using the list below, select the jurisdictions in which the issuer intends to offer the securities:	KANSAS
Using the list below, select the jurisdictions in which the issuer intends to offer the securities:	KENTUCKY
Using the list below, select the jurisdictions in which the issuer intends to offer the securities:	LOUISIANA
Using the list below, select the jurisdictions in which the issuer intends to offer the securities:	MAINE
Using the list below, select the jurisdictions in which the issuer intends to offer the securities:	MARYLAND
Using the list below, select the jurisdictions in which the issuer intends to offer the securities:	MASSACHUSETTS
Using the list below, select the jurisdictions in which the issuer intends to offer the securities:	MICHIGAN
Using the list below, select the jurisdictions in which the issuer intends to offer the securities:	MINNESOTA
Using the list below, select the jurisdictions in which the issuer intends to offer the securities:	MISSISSIPPI
Using the list below, select the jurisdictions in which the issuer intends to offer the securities:	MISSOURI
Using the list below, select the jurisdictions in which the issuer intends to offer the securities:	MONTANA
Using the list below, select the	

jurisdictions in which the issuer intends to offer the securities:	NEBRASKA
Using the list below, select the jurisdictions in which the issuer intends to offer the securities:	NEVADA
Using the list below, select the jurisdictions in which the issuer intends to offer the securities:	NEW HAMPSHIRE
Using the list below, select the jurisdictions in which the issuer intends to offer the securities:	NEW JERSEY
Using the list below, select the jurisdictions in which the issuer intends to offer the securities:	NEW MEXICO
Using the list below, select the jurisdictions in which the issuer intends to offer the securities:	NEW YORK
Using the list below, select the jurisdictions in which the issuer intends to offer the securities:	NORTH CAROLINA
Using the list below, select the jurisdictions in which the issuer intends to offer the securities:	NORTH DAKOTA
Using the list below, select the jurisdictions in which the issuer intends to offer the securities:	OHIO
Using the list below, select the jurisdictions in which the issuer intends to offer the securities:	OKLAHOMA
Using the list below, select the jurisdictions in which the issuer intends to offer the securities:	OREGON
Using the list below, select the jurisdictions in which the issuer intends to offer the securities:	PENNSYLVANIA
Using the list below, select the jurisdictions in which the issuer intends to offer the securities:	PUERTO RICO
Using the list below, select the jurisdictions in which the issuer intends to offer the securities:	RHODE ISLAND
Using the list below, select the	

jurisdictions in which the issuer intends to offer the securities:	SOUTH CAROLINA
Using the list below, select the jurisdictions in which the issuer intends to offer the securities:	SOUTH DAKOTA
Using the list below, select the jurisdictions in which the issuer intends to offer the securities:	TENNESSEE
Using the list below, select the jurisdictions in which the issuer intends to offer the securities:	TEXAS
Using the list below, select the jurisdictions in which the issuer intends to offer the securities:	UTAH
Using the list below, select the jurisdictions in which the issuer intends to offer the securities:	VERMONT
Using the list below, select the jurisdictions in which the issuer intends to offer the securities:	VIRGINIA
Using the list below, select the jurisdictions in which the issuer intends to offer the securities:	WASHINGTON
Using the list below, select the jurisdictions in which the issuer intends to offer the securities:	WEST VIRGINIA
Using the list below, select the jurisdictions in which the issuer intends to offer the securities:	WISCONSIN
Using the list below, select the jurisdictions in which the issuer intends to offer the securities:	WYOMING
Using the list below, select the jurisdictions in which the issuer intends to offer the securities:	ALBERTA, CANADA
Using the list below, select the jurisdictions in which the issuer intends to offer the securities:	BRITISH COLUMBIA, CANADA
Using the list below, select the jurisdictions in which the issuer intends to offer the securities:	MANITOBA, CANADA
Using the list below, select the	

jurisdictions in which the issuer intends to offer the securities:	NEW BRUNSWICK, CANADA
Using the list below, select the jurisdictions in which the issuer intends to offer the securities:	NEWFOUNDLAND, CANADA
Using the list below, select the jurisdictions in which the issuer intends to offer the securities:	NOVA SCOTIA, CANADA
Using the list below, select the jurisdictions in which the issuer intends to offer the securities:	ONTARIO, CANADA
Using the list below, select the jurisdictions in which the issuer intends to offer the securities:	PRINCE EDWARD ISLAND, CANADA
Using the list below, select the jurisdictions in which the issuer intends to offer the securities:	QUEBEC, CANADA
Using the list below, select the jurisdictions in which the issuer intends to offer the securities:	SASKATCHEWAN, CANADA
Using the list below, select the jurisdictions in which the issuer intends to offer the securities:	YUKON, CANADA
Using the list below, select the jurisdictions in which the issuer intends to offer the securities:	CANADA (FEDERAL LEVEL)

Form C: Signature

Signature

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Issuer:	Sandhollow Vacation Rentals
Signature:	Tony Larson
Title:	Manager

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), this Form C has been signed by the following persons in the capacities and on the dates indicated.

Signature: Tony Larson

Title: Manager

Date: 1-31-2020

EXHIBIT A
OFFERING MEMORANDUM

THE OFFERING STATEMENT (EXHIBIT A TO FORM C)
October 1st, 2019

Sandhollow Vacation Rentals

Up to $1,070,000 of LLC Units

Sandhollow Vacation Rentals (the " Company," "we," "us", or "our"), is offering up to $1,070,000 worth of LLC Units of the Company (the "Shares "). Purchasers of Shares are sometimes referred to herein as "Purchasers." The minimum target offering is $250,000 (the "Target Amount"). This offering is being conducted on a best efforts basis and the Company must reach its Target Amount of $250,000 by December 31, 2020. Unless the Company raises at least the Target Amount of $250,000 (the "Closing Amount") by December 31, 2020, no Shares will be sold in this offering, investment commitments will be cancelled, and committed funds will be returned. The Company will accept oversubscriptions in excess of the Target Amount up to $1,070,000 (the "Maximum Amount") on a first come, first served basis. If the Company reaches its Closing Amount prior to December 31, 2020, the Company may conduct the first of multiple closings, provided that the offering has been posted for 21 days and that investors who have committed funds will be provided notice five business days prior to the close. The minimum number of Shares that can be purchased is $1,000 per Purchaser (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These Shares have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission (the "SEC") does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These Shares are offered under an exemption from registration; however, the SEC has not made an independent determination that these securities are exempt from registration.

Contents

Forward-Looking Statements

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

THE OFFERING

Company	Sandhollow Vacation Rentals. The Company website is https://www.sandhollow.rentals.
Company Address	
Description of Business	Vacation home rentals in Hurricane Utah 84737
Type of Security Offering	LLC Units.
Offering Price	$1.00 per unit
Target Amount of Offering	250,000 LLC Units ($250,000)
Maximum Amount of Offering	1,070,000LLC Units ($1,070,000)
Minimum Investment per Investor	$1,000, unless waived by us.
Offering Costs	We estimate that the costs of this offering will be approximately 7.0% of the capital raised, including costs for the intermediary.
Term of Offering	Subject to earlier termination described below, this offering will terminate not later than December 31, 2020, unless extended by us for up to an additional 30 days and may be terminated by us earlier without prior notice and before all of the shares are sold.
Escrow of Proceeds	Proceeds from this offering will be placed in escrow with Prime Trust. If for any reason the minimum proceeds are not deposited into escrow on or before December 31, 2020, this offering will terminate with no shares being sold, investment commitments will be cancelled, and the funds will be returned to investors, without interest and without deduction therefrom.
Selling Commissions	The shares will be sold by management who will receive no selling commissions or remuneration for sale of the shares.
Closings	If we reach the target offering amount ($250,000) prior to the offering deadline, we will continue to sell the shares on a first come first served basis up to the maximum offering and will conduct the first of multiple closings of the offering early, if we provide

	notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).
Use of Proceeds	Net proceeds from this offering will be allocated For the purchase of 10 new lots.
Shares Outstanding:	
Before Offering	1,070,000Units
After Offering	0 Units (assuming sale of all the shares in this offering)
Risk Factors	The Shares offered hereby are speculative and involve a high degree of risk and immediate dilution and should not be purchased by investors who cannot afford the loss of their entire investment. Each prospective investor should carefully consider the significant risk factors inherent in and affecting our business and this offering, including those set forth under the heading **"RISK FACTORS"** below.

The price of the shares has been determined by the Company and does not necessarily bear any relationship to the assets, book value, or potential earnings of the Company or any other recognized criteria or value.

RISK FACTORS

The shares offered herein are highly speculative in nature, involve a high degree of risk and should be purchased only by persons who can afford to lose their entire investment. Accordingly, prospective investors should carefully consider, along with other matters referred to herein, the following risk factors in evaluating the Company and its business before purchasing the shares offered hereby.

Risk Factors

Our business is subject to numerous risks and uncertainties, including:

We face competition and could lose market share to future competitors ;

We may have difficulty raising a sufficient amount of capital necessary to build, develop, expand our service offering.

We are subject to a wide range of laws and regulations, many of which are evolving, and failure to comply with such laws and regulations could harm our business, financial condition and results of operations.

Illegal, improper or otherwise inappropriate activity of users, whether or not occurring while utilizing our platform, could expose us to liability and harm our business, brand, financial condition and results of operations;

We could be subject to claims, lawsuits, government investigations and other proceedings that may adversely affect our business, financial condition and results of operations;

Our future success depends on our ability to raise sufficient capital.

Our future success depends, in part, on our ability to attract and retain both new talent and experienced personnel, including our senior management and other key personnel. In addition , we could be adversely affected if we fail to adequately plan for the succession of members of our senior management team.

Regulatory, Legal and Accounting Risks

A cybersecurity attack could adversely affect our business, financial condition and reputation.

We rely on information technology and third-party vendors to support our business activities . Cybersecurity breaches of any of the systems we rely on may result from circumvention of security systems, denial-of-service attacks or other cyber-attacks, hacking, "phishing" attacks, computer viruses, ransomware, malware, employee or insider error, malfeasance, social engineering, physical breaches or other actions. Any material breaches of cybersecurity, or media reports of the same, even if untrue, could cause us to experience reputational harm, loss of clients and revenue, loss of proprietary data, regulatory actions and scrutiny, sanctions or other statutory penalties, litigation, liability for failure to safeguard clients' information or financial losses. Such losses may not be insured against or not fully covered through insurance we maintain.

We intend to invest in technology security initiatives, policies and resources and employee training. The cost and operational consequences of implementing, maintaining and enhancing further system protections measures could increase significantly as cybersecurity threats increase. As these threats evolve, cybersecurity incidents will be more difficult to detect, defend against and remediate. Any of the foregoing may have a material adverse effect on our business, financial condition and reputation.

Improper disclosure of confidential, personal or proprietary information could result in regulatory scrutiny, legal liability or reputational harm, and could have an adverse effect on our business or operations.

We maintain confidential, personal and proprietary information relating to our company, our employees and our clients. This information includes personally identifiable information, protected health information, financial information and intellectual property. If our information systems or infrastructure or those of our third-party vendors experience a significant disruption or breach, such information could be compromised. A party that obtains this information may use it to steal funds, for ransom, to facilitate a fraud, or for other illicit purposes. Such a disruption or breach could also result in unauthorized access to our proprietary information, intellectual property and business secrets.

We maintain policies, procedures and technical safeguards designed to protect the security and privacy of confidential, personal and proprietary information. Nonetheless, we cannot eliminate the risk of human error or malfeasance. It is possible that our security controls and employee training may not be effective. This could harm our reputation, create legal exposure, or subject us to legal liability.

Significant costs are involved with maintaining system safeguards for our technology infrastructure. If we are unable to effectively maintain and upgrade our system safeguards, including in connection with the integration of acquisitions, we may incur unexpected costs and certain of our systems may become more vulnerable to unauthorized access .

With respect to our commercial arrangements with third party vendors, we have processes designed to require third party IT outsourcing, offsite storage and other vendors to agree to maintain certain standards with respect to the storage, protection and transfer of confidential, personal and proprietary information. However, we remain at risk of a data breach due to the intentional or unintentional non- compliance by a vendor's employee or agent , the breakdown of a vendor's data protection processes, or a cyber-attack on a vendor's information systems.

Changes in data privacy and protection laws and regulations, or any failure to comply with such laws and regulations, could adversely affect our business and financial results.

We are subject to a variety of continuously evolving and developing laws and regulations globally regarding privacy, data protection, and data security, including those related to the collection, storage, handling, use, disclosure, transfer, and security of personal data. Significant uncertainty exists as privacy and data protection laws may be interpreted and applied differently from country to country and may create inconsistent or conflicting requirements. These laws apply to transfers of information among our affiliates, as well as to transactions we enter with third party vendors.

In addition, enforcement actions and investigations by regulatory authorities related to data security incidents and privacy violations continue to increase. The enactment of more restrictive laws, rules, regulations, or future enforcement actions or investigations could impact us through increased costs or restrictions on our business, and noncompliance could result in regulatory penalties and significant legal liability.

Risks Related to Our LLC Units

The shares will not be freely tradable until one year from the initial purchase date. Although the shares may be tradable under federal securities law, state securities regulations may apply, and each purchaser should consult with his or her attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for our LLC Units. Because the shares have not been registered under the 1933 Act or under the securities laws of any state or non-United States jurisdiction, they have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the 1933 Act or other securities laws will be effected. Limitations on the transfer of the shares may also adversely affect the price that you might be able to obtain for them in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each purchaser in this offering will be required to represent that it is purchasing the shares for its own account, for investment purposes and not with a view to resale or distribution thereof.

There is currently no public trading market for our LLC Units which means that you may be required to hold your Units in our Company for an indefinite period.

Our LLC Units are not quoted on either the OTC Bulletin Board or OTC Markets, and is not listed on any exchange. Until the security is quoted on an electronic quotation service or listed on an exchange, it is unlikely that any public market for the LLC Units will be established. It is unlikely that our Company would qualify for listing on a stock exchange in the immediate future. Application for quotation on an electronic quotation service requires finding a market maker willing to make the application. The application process entails review by FINRA, the self-regulated industry processer of these applications, and may take several months. The application process cannot commence until the registration of which this prospectus is a part is declared effective by the Securities and Exchange Commission. We have not identified any broker-dealers who may be willing to make application on our behalf.

Restricted Securities

The shares purchased in this offering are restricted securities as defined in Rule 501 under Regulation D promulgated by the Securities and exchange commission and additional restrictions could apply as stipulated in Section 9 of the Amended Operating Agreement included and made part of this document. Under the 4(a)(6) Offering Exemption for the first 365 day holding period the shares can only be resold:

- To the Company;
- To an accredited investor; or
- To a member of the family of the purchaser or the equivalent.

Exempt Offerings

The Company has not conducted any exempt offerings within the past three years.

DESCRIPTION OF SECURITIES

LLC Units

We are currently authorized to issue up to 1,070,000 LLC Units. All LLC Units are equal to each other with respect to voting, and dividend rights, and, are equal to each other with respect to liquidation rights.

We refer you to Section 3 of the LLC Operating Agreement included as part of this document for a more complete description of the rights, restrictions and liabilities of Member holders of our securities.

Transfer Agent

If our capital raise exceeds our target we plan to engage an SEC-registered securities transfer agent, to act as transfer agent for our common stock.

FINANCIAL CONDITION

Financial Condition

The Company is currently reliant on its existing Unit Holder for financial support and is dependent on its efforts to raise capital from outside sources including its Offering contemplated under the 4(a)(6) Offering Exemption in order to continue as a Going Concern.

USE OF PROCEEDS

We expect that the proceeds of this offering would be $250,000 if the target offering amount is reached and an additional $820,000 in oversubscriptions if the maximum amount is raised. The table below provides a breakdown of our intended use of proceeds, assuming a target raise of at least $250,000 and the maximum offering of $1,070,000:

There is no assurance that the net proceeds from this offering will be sufficient to continue development of our business indefinitely; therefore, we may need to raise additional financing, which may not be available if and when needed or may not be available on terms acceptable to us, if at all. Additional financing may result in dilution to existing stockholders. Failure to secure needed additional financing, if and when needed, may have a material adverse effect on our business, financial condition and results of operations. We have committed to pay a 6.5% fee to PGC LLC on actual capital raised.

**REGULATORY INFORMATION**

Disqualification

No disqualifying event has been recorded in respect to the Company or its sole executive officer and director.

Compliance failure

The Company has not previously failed to comply with the reporting requirements of Section 202 of Regulation CF.

Annual Report

The Company will make annual reports available on its website at https://www.sandhollowvacationrentals.com. The annual reports will be available within 120 days of the end of the Company's most recent calendar year end which is ____Dec 31_____ of each year.

**MANAGEMENT AND OTHER IMPORTANT DISCLOSURES**

Current Officers and Directors

Tony Larson is the sole Manager of the Company.

Related Person Transactions

From time to time we may engage in transactions with related persons. Related persons are defined as any manager or officer of the Company; any person who is the beneficial owner of 10% or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

Conflicts of Interest

The Company ownership and management structure may give rise to potential and or actual conflicts of interest. It may be difficult to determine if the manager is acting in the best interest of the Company and its Unit Holders given it is under common control with other legal entities.

CROWDSOURCE FUNDED INVESTMENT PROCESS

Making an Investment in the Company

How does investing work?

When you complete your investment on Crowdsource Funded, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by the Company. Once the Company accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to the Company in exchange for your investment securities. At that point, you will be an investor in the Company.

Crowdsource Funded Regulation CF rules regarding the investment process:

- Investors may cancel an investment commitment until 48 hours prior to the deadline identified in the issuer' s offering materials;
- The intermediary will notify investors when the target offering amount has been met;
- If an issuer reaches a target offering amount and the closing amount prior to the deadline identified in its offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline;
- If there is a material change and an investor does not reconfirm his or her investment commitment, the investor's investment commitment will be cancelled and the committed funds will be returned;
- If an issuer does not reach both the target offering amount and the closing offering amount prior to the deadline identified in its offering materials, no shares will be sold in the offering, investment commitments will be cancelled and committed funds will be returned; and
- If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive shares in exchange for his or her investment.

What will I need to complete my investment?

To make an investment you will need the following information readily available:

1. Personal information such as your current address and phone number;
2. Employment and employer information;
3. Net worth and income information;
4. Social Security Number or government-issued identification; and
5. ABA bank routing number and checking account number

How much can I invest?

An investor is limited in the amount that he or she may invest in a Regulation Crowdfunding Offering during any 12-month period:

- If either the annual income or the net worth of the investor is less than $107,000, the investor is limited to the greater of $2,140 or 5% of the lesser of his or her annual income or net worth.
- If the annual income and net worth of the investor are both greater than $107,000, the investor is limited to 10% of the lesser of his or her annual income or net worth, to a maximum of $107,000. Separately, the Company has set a minimum investment amount.

How can I (or the Company) cancel my investment?

For offerings made under Regulation Crowdfunding, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the Company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not cancelled your investment, you will receive an email notifying you that your shares have been issued.

After My Investment

What is my ongoing relationship with the Company?

You are an investor and shareholder in the Company. Companies that have raised money via Regulation Crowdfunding must file information with the SEC and post it on their website on an annual basis. Receiving regular Company updates is important to keep investors educated and informed about the progress of the Company and their investments. This annual report includes information similar to the Company's initial Form C filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances the Company may terminate its ongoing reporting requirements if:

1. The Company becomes a fully-reporting registrant with the SEC;
2. The Company has filed at least one annual report, but has no more than 300 shareholders of record;
3. The Company has filed at least three annual reports, and has no more than $10 million in assets;
4. The Company or another party repurchases or purchases all the shares sold in reliance on Section 4(a)(6) of the 1933 Act; or
5. The Company ceases to do business.

How do I keep track of this investment?

You can return to Pacific Global Capital at any time to view your portfolio of investment and obtain a summary statement. In addition to monthly account statements, you may also receive periodic updates from the Company about its business.

Can I get rid of my shares after buying them?

Shares purchased through a Regulation Crowdfunding offering are not freely transferable for one year after the date of purchase, except in the case where they are transferred:

1. To the Company that sold the Shares;

2. To an accredited investor;
3. As part of an offering registered with the SEC; or
4. To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser, or in connection with the death or divorce of the purchaser.
5. **<NOTE>** The Company has imposed additional restrictions on Unit Holders which are disclosed in Section 9 of its Modified Operating Agreement.

Regardless, after the one-year holding period has expired, you should not plan on being able to readily transfer and/or sell your shares. Currently, there is no market or liquidity for these Units and it may be some, if ever, time before the Company lists these shares on an exchange or other secondary market. Until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the Company either lists its securities on an exchange, is acquired, or goes bankrupt.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized.

Tony Larson (Name)

Manager
(Title)